# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENZO BIOCHEM INC, CIK 0000316253
CUSIP: 294100102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 60 EXECUTIVE BLVD, FARMINGDALE, New York (NY), 11735
Date of event which requires filing of this statement: 06/23/2025
Amends the filing with accession number 0000902664-19-001827
Filed by CIK 0001626127
Persons authorized to receive notices and communications: Kevin A. McGovern, Esq., c/o Harbert Discovery Fund, LP, 2100 Third Avenue North, Suite 600, Birmingham, Alabama (AL), 35203, 205-987-5500; Ele Klein & Brandon Gold, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Harbert Discovery Fund, LP (CIK 0001626127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,763,493; sole dispositive power 0; shared dispositive power 1,763,493; aggregate amount beneficially owned 1,763,493 (3.36% of the class)
- Harbert Discovery Fund GP, LLC (CIK 0001642538): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,763,493; sole dispositive power 0; shared dispositive power 1,763,493; aggregate amount beneficially owned 1,763,493 (3.36% of the class)
- Harbert Discovery Co-Investment Fund I, LP (CIK 0001771491): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,412,420; sole dispositive power 0; shared dispositive power 3,412,420; aggregate amount beneficially owned 3,412,420 (6.51% of the class)
- Harbert Discovery Co-Investment Fund I GP, LLC (CIK 0001771499): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,412,420; sole dispositive power 0; shared dispositive power 3,412,420; aggregate amount beneficially owned 3,412,420 (6.51% of the class)
- Harbert Fund Advisors, Inc. (CIK 0001616659): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,175,913; sole dispositive power 0; shared dispositive power 5,175,913; aggregate amount beneficially owned 5,175,913 (9.87% of the class)
- Harbert Management Corporation (CIK 0001259933): type of reporting person: corporation (CO); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,175,913; sole dispositive power 0; shared dispositive power 5,175,913; aggregate amount beneficially owned 5,175,913 (9.87% of the class)
- Jack Bryant: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,175,913; sole dispositive power 0; shared dispositive power 5,175,913; aggregate amount beneficially owned 5,175,913 (9.87% of the class)
- Kenan Lucas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,175,913; sole dispositive power 0; shared dispositive power 5,175,913; aggregate amount beneficially owned 5,175,913 (9.87% of the class)
- Raymond Harbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,175,913; sole dispositive power 0; shared dispositive power 5,175,913; aggregate amount beneficially owned 5,175,913 (9.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ENZO BIOCHEM INC
Address of issuer's principal executive offices: 60 EXECUTIVE BLVD, FARMINGDALE, New York (NY), 11735
Comment: The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (the "Amendment No. 15"). This Amendment No. 15 amends the Schedule 13D, filed with the Securities and Exchange Commission on April 8, 2019, as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bethpage Parent, Inc., a Delaware corporation ("Bethpage"), and Bethpage Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Bethpage ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Bethpage will acquire the Issuer in an all-equity transaction through the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation of the merger (the "Merger") and a wholly owned subsidiary of Bethpage, subject to the terms and conditions set forth in the Merger Agreement. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2025, and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, on June 23, 2025, the Funds entered into a Voting and Support Agreement (the "Voting and Support Agreement") in favor of the Bethpage and Merger Sub, pursuant to which the Funds, subject to the terms and conditions set forth therein, agreed to vote their shares of Common Stock then-entitled to be voted in favor of the Merger and the adoption of the Merger Agreement and against any alternative transaction proposal. In addition, subject to the terms and conditions set forth in the Voting and Support Agreement, the Funds have agreed not to take certain actions, including (i) transferring any shares of Common Stock (subject to certain exceptions), (ii) granting any proxies or powers of attorney, or (iii) exercising any dissenters' rights with respect to the Merger.

The Voting and Support Agreement will terminate the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) such date and time as the Merger Agreement is validly terminated in accordance with its terms (subject to certain exceptions), (iii) written agreement of Bethpage and the Funds to terminate the Voting and Support Agreement, and (iv) the Funds' delivery of written notice to Bethpage of their election, in their sole discretion, to terminate the Voting and Support Agreement following any amendment or modification to the Merger Agreement that reduces the amount of the Merger Consideration (as defined in the Merger Agreement), changes the form of any of the Merger Consideration or otherwise modifies the terms of the Merger Agreement in a manner that is materially adverse to the Issuer's shareholders as a whole.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Voting and Support Agreement, which is attached hereto as Exhibit 99.13 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 52,432,129 shares of Common Stock outstanding as of June 19, 2025, as disclosed in the Merger Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 15 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.13: Form of Voting and Support Agreement, dated as of June 23, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on June 24, 2025).

## Signatures
- Harbert Discovery Fund, LP: By: Harbert Discovery Fund GP, LLC, its General Partner, By: Harbert Management Corp., its Managing Member, By: /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/25/2025)
- Harbert Discovery Fund GP, LLC: By: Harbert Management Corp., its Managing Member, By: /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/25/2025)
- Harbert Discovery Co-Investment Fund I, LP: By: Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner, By: Harbert Management Corp., its Managing Member By: /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/25/2025)
- Harbert Discovery Co-Investment Fund I GP, LLC: By: Harbert Management Corp., its Managing Member, By: /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/25/2025)
- Harbert Fund Advisors, Inc.: By: /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/25/2025)
- Harbert Management Corporation: By: /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/25/2025)
- Jack Bryant: By: /s/ Jack Bryant, Jack Bryant (06/25/2025)
- Kenan Lucas: By: /s/ Kenan Lucas, Kenan Lucas (06/25/2025)
- Raymond Harbert: By: /s/ Raymond Harbert, Raymond Harbert (06/25/2025)